Exhibit 7

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Three Months Ended March 31, 2026

INTRODUCTORY NOTE

Unless otherwise indicated, information contained in this Exhibit 7 to this annual report on Form 18-K is as of April 30, 2026. Amounts in tables and other totals in this Exhibit 7 to this annual report on Form 18-K may not sum exactly due to rounding differences.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of March 31, 2026 and December 31, 2025; it does not give effect to any transaction since March 31, 2026:

	As of March 31, 2026	As of December 31, 2025
	(in thousands of US$)
Borrowings	42,687,783	39,069,441
Members’ equity
Paid-in capital	19,526,400	19,526,400
Reserves for accretion of paid-in capital receivables	(727)	(814)
Reserves for unrealized loss in fair-valued borrowings arising from changes in own credit risk	(47,230)	(114,700)
Retained earnings	4,400,715	4,167,352

Total members’ equity	23,879,158	23,578,238

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with AIIB’s unaudited interim condensed financial statements as of and for the three months ended March 31, 2026 (the “Interim Financial Statements”), which are included in Exhibit 8 to this annual report on Form 18-K. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the three-month period ended March 31, 2026 are not necessarily indicative of results to be expected for the full year 2026.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”) and has an additional office in Abu Dhabi, the United Arab Emirates.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank provides on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website are not incorporated herein by reference.

Financing Portfolio

As of April 30, 2026, the Bank had approved 378 financings (including 297 loans, 39 investments in funds, six equity financings, 30 investments in fixed-income securities and six guarantees) with a total amount of US$73,075.4 million. This amount includes financings approved as of December 31, 2023 under the COVID-19 Crisis Recovery Facility (the “CRF”). Of these financings, 280 were approved by the Board of Directors with a total approved amount of US$60,531.7 million, and 98 were approved by the President, pursuant to the delegated authority to approve certain financings, with a total approved amount of US$12,543.7 million. Of the approved financings, the Bank has terminated or cancelled 18 financings. Of the 18 terminated or cancelled financings, 14 were loans with a total amount of US$1,540.5 million, three were investments in funds with a total amount of US$220.0 million and one was a fixed-income investment with a total amount of US$95.0 million. In addition, of the approved financings, 54 financings (53 loans with a total amount of US$12,580.7 million and a fixed-income investment with a total amount of US$80.0 million) have matured or were otherwise completed and are no longer outstanding.

The aggregate amount of approved loans, excluding terminated, cancelled, matured or completed loans, totaled US$48,811.9 million, of which US$17,499.6 million were undrawn commitment amounts and US$30,285.5 million were outstanding amounts. In respect of a loan approved by the Bank, undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse. Outstanding amounts and undrawn commitment amounts as of April 30, 2026 included in the text of this section are on a cash basis. Outstanding amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans, excluding terminated, cancelled, matured or completed loans, 158 were sovereign-backed loans, 72 were non-sovereign-backed loans and 114 were co-financings led by another MDB.

Approved investments in funds, excluding terminated or cancelled investments, totaled US$3,376.0 million, of which US$1,147.5 million was outstanding.

Approved equity financings totaled US$315.0 million, of which US$219.1 million was outstanding.

Approved investments in fixed-income securities, excluding terminated, cancelled, matured or completed investments, totaled US$3,867.3 million, of which US$1,673.6 million was outstanding.

The approved guarantees totaled US$2,189.0 million, of which no amount was outstanding.

Approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, health infrastructure and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Argentina; Azerbaijan; Bangladesh; Benin; Brazil; Cambodia; China; Cook Islands; Côte d’Ivoire; Ecuador; Egypt; Fiji; Georgia; Hong Kong, China; Hungary; India; Indonesia; Jordan; Kazakhstan; Kyrgyzstan; Lao PDR; Malaysia; Maldives; Mongolia; Morocco; Myanmar; Nepal; Oman; Pakistan; Philippines; Romania; Russia (as described under “–Recent Developments–AIIB Response to the War in Ukraine,” all activities relating to Russia and Belarus are currently on hold and under review); Rwanda; Saudi Arabia; Singapore; Sri Lanka; Tajikistan; Thailand; Türkiye; Uzbekistan; and Viet Nam. Of the approved financings (excluding terminated or cancelled financings), 33 (25 investments in funds, five investments in fixed-income securities, one loan and two guarantees) were classified as multi-country financings.

Loan and Guarantee Geographic Distribution

The following table sets forth AIIB’s loan and guarantee portfolio classified by geographic distribution as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026		As of December 31, 2025
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Undrawn Commitment Amounts(2)
Central Asia	1,933.0	11%	1,624.0	9%
Eastern Asia	1,589.7	9%	1,638.8	9%
South-Eastern Asia	3,839.1	21%	3,854.5	21%
Southern Asia	6,283.8	34%	6,455.5	35%
Western Asia	2,837.5	15%	3,082.4	17%
Oceania	—	0%	—	0%
Other Regional	—	0%	—	0%
Non-Regional	1,848.1	10%	1,940.4	10%

Total Undrawn Commitment	18,331.1	100%	18,595.6	100%

Outstanding Amounts(3)
Central Asia	3,788.7	13%	3,687.7	12%
Eastern Asia	2,084.3	7%	2,080.9	7%
South-Eastern Asia	7,104.6	23%	7,114.6	24%
Southern Asia	11,117.5	37%	10,840.4	36%
Western Asia	4,522.3	15%	4,378.0	15%
Oceania	86.4	0%	85.4	0%
Other Regional	—	0%	—	0%
Non-Regional	1,553.0	5%	1,561.4	5%

Total Outstanding	30,256.7	100%	29,748.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees.
(2)

Undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse.

(3)	Outstanding amounts represent the gross carrying amount of the loans. As of March 31, 2026 and December 31, 2025, AIIB had no amounts outstanding under the guarantees.

Loans and Guarantees by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying loans and guarantees by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow,” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and subsectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 13 sectors: energy, digital infrastructure and technology, transport, urban, water, health infrastructure, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of health care facilities; (ii) the digitalization of health care service; (iii) the improvement of energy efficiency; and (iv) the improvement of vaccine-manufacturing processes.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan and guarantee portfolio by sector as of March 31, 2026 and December 31, 2025, as classified by AIIB in accordance with the methodology described above:

	As of March 31, 2026		As of December 31, 2025
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Undrawn Commitment Amounts(2)
Energy	3,378.2	18%	3,461.8	19%
Digital Infrastructure and Technology	58.3	0%	57.7	0%
Transport	7,172.3	39%	7,164.2	39%
Urban	1,054.8	6%	1,066.8	6%
Water	2,350.0	13%	2,420.3	13%
Health Infrastructure	1,387.2	8%	1,440.8	8%
Education Infrastructure	70.3	0%	70.3	0%
Economic Resilience/PBF(3) (CRF)	250.6	1%	272.2	1%
Public Health (CRF)	86.5	0%	86.1	0%
Finance/Liquidity (CRF)	—	0%	—	0%
Rural Infrastructure and Agricultural Development	8.1	0%	10.1	0%
Other Productive Sectors	—	0%	—	0%

	As of March 31, 2026		As of December 31, 2025
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Other	307.5	2%	307.5	2%
Multisector	2,207.4	12%	2,238.0	12%

Total Undrawn Commitment	18,331.1	100%	18,595.6	100%

Outstanding Amounts(4)
Energy	4,844.1	16%	4,519.1	15%
Digital Infrastructure and Technology	168.9	1%	166.4	1%
Transport	4,559.0	15%	4,321.0	15%
Urban	1,555.6	5%	1,534.9	5%
Water	1,833.2	6%	1,793.4	6%
Health Infrastructure	63.5	0%	42.7	0%
Education Infrastructure	264.9	1%	261.7	1%
Economic Resilience/PBF (CRF)	10,875.2	36%	10,943.4	37%
Public Health (CRF)	3,154.3	10%	3,219.0	11%
Finance/Liquidity (CRF)	619.1	2%	671.3	2%
Rural Infrastructure and Agricultural Development	73.1	0%	70.1	0%
Other Productive Sectors	—	0%	—	0%
Other	808.3	3%	811.4	3%
Multisector	1,437.4	5%	1,393.8	5%

Total Outstanding	30,256.7	100%	29,748.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees.
(2)

Undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse.

(3)	PBF refers to policy-based extension financing.
(4)	Outstanding amounts represent the gross carrying amount of the loans. As of March 31, 2026 and December 31, 2025, AIIB had no amounts outstanding under the guarantees.

Loan and Guarantee Maturity

As of March 31, 2026, based on the final repayment date of the loans and the expiry date of guarantees, US$3,305.6 million of AIIB’s undrawn loan and guarantee commitment amounts and outstanding loan amounts are scheduled to mature through 2030, US$22,280.2 million is scheduled to mature in 2031-2041 and US$23,002.1 million is scheduled to mature from 2042 onwards.

Ten Largest Obligors

The following table sets forth the aggregate principal amount of loans and guarantees (reflecting undrawn loan and guarantee commitment amounts and outstanding loan amounts) to AIIB’s ten largest obligors, determined based on undrawn commitment and outstanding amounts for both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees, as of March 31, 2026:

Obligor	Amount (in millions of US$)	As a percentage of total loan and guarantee portfolio
Republic of India	9,350.1	19%
Republic of Indonesia	5,443.4	11%
Republic of Türkiye	4,585.7	9%
People’s Republic of Bangladesh	4,021.4	8%
Republic of the Philippines	3,931.7	8%
Republic of Uzbekistan	3,064.1	6%
People’s Republic of China	3,044.4	6%
Islamic Republic of Pakistan	2,687.0	6%
Arab Republic of Egypt	1,392.4	3%
Republic of Kazakhstan	959.3	2%

Income Statement

Interest Income

Interest income consists of (i) interest earned on loan investments, which includes the amortization of front-end fees and other costs related to loan origination; (ii) interest earned on debt securities; (iii) interest earned on cash, cash equivalents and deposits (primarily, term deposits); and (iv) interest earned from reverse repurchase agreements.

Three Months Ended March 31, 2026 and 2025. AIIB’s total interest income increased to US$535.5 million for the three months ended March 31, 2026 from US$517.5 million for the three months ended March 31, 2025, mainly as a result of an increase in interest income from cash, cash equivalents and deposits which was offset in part by a decrease in interest income from loan investments. Interest income from cash, cash equivalents and deposits increased to US$71.4 million for the three months ended March 31, 2026 from US$48.3 million for the three months ended March 31, 2025, mainly as a result of a higher average cash, cash equivalents and deposits balance during the three months ended March 31, 2026, as compared to the average cash, cash equivalents and deposits balance during the three months ended March 31, 2025. Interest income from loan investments decreased to US$349.8 million for the three months ended March 31, 2026 from US$354.9 million for the three months ended March 31, 2025, mainly as a result of a lower interest-rate environment and volatility in benchmark interest rates across key currencies, in particular the U.S. dollar and the euro.

For the three months ended March 31, 2026, 65% of AIIB’s total interest income was from loan investments, 21% was from debt securities, 13% was from cash, cash equivalents and deposits, and less than 1% was from reverse repurchase agreements. For the three months ended March 31, 2025, 69% of AIIB’s total interest income was from loan investments, 22% was from debt securities, 9% was from cash, cash equivalents and deposits, and less than 1% was from reverse repurchase agreements.

Interest Expense

Interest expense mainly consists of interest expense on borrowings.

Three Months Ended March 31, 2026 and 2025. AIIB’s interest expense increased to US$368.2 million for the three months ended March 31, 2026 from US$300.0 million for the three months ended March 31, 2025, mainly as a result of an increase in outstanding bond issuances and an increase in the average maturity of AIIB’s outstanding borrowings. The table below sets forth the aggregate amounts of AIIB’s outstanding borrowings as of March 31, 2026 and March 31, 2025:

	As of March 31, 2026(1)(2)		As of March 31, 2025(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	2,550.0	1,749.8	2,050.0	1,282.9
Brazilian real	1,000.0	190.3	—	—
Chinese yuan	23,638.0	3,421.4	21,563.0	2,971.4
Colombian pesos	1,275,000.0	344.3	—	—
Euro	4,530.0	5,194.6	2,650.0	2,869.2
Georgian lari	40.0	14.8	266.6	96.3
Hong Kong dollars	12,630.0	1,611.2	8,630.0	1,109.4
Indian rupee	107,600.0	1,135.2	103,820.0	1,214.7
Indonesian rupiah	—	—	267,000.0	16.0
Mexican pesos	20,000.0	1,106.2	20,151.8	988.2
Philippine pesos	3,800.0	62.5	3,800.0	66.3
Polish złoty	100.0	26.7	100.0	25.9
Pound sterling	3,250.0	4,293.9	3,800.0	4,918.7
Russian rubles	—	—	6,444.1	75.3
South African rand	500.0	29.2	500.0	27.4
Swiss franc	300.0	375.0	300.0	340.6
Thai baht	—	—	350.0	10.3
Turkish lira	13,700.0	308.0	6,650.0	175.3
U.S. dollars	20,415.0	20,415.0	21,800.0	21,800.0
Vietnamese dong	400,000.0	16.0	700,000.0	28.0

Total		40,294.2		38,015.9

Notes:

(1)

The figures set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s Euro-Commercial Paper Programme. Pursuant to this programme, from but excluding March 31, 2025 to and including March 31, 2026, AIIB issued an aggregate notional amount of US$12,807.8 million of zero coupon notes and redeemed an aggregate notional amount of US$10,645.6 million equivalent of zero coupon notes, resulting in a net increase of US$2,162.2 million equivalent of borrowings pursuant to AIIB’s Euro-Commercial Paper Programme.

(2)

The figures included in this table are presented as notional amounts and therefore do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of March 31, 2026, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2026 and Note C12 thereto, which are included in the Interim Financial Statements. For the amounts of AIIB’s borrowings as of March 31, 2025, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of March 31, 2025 and Note C12 thereto, which are included in AIIB’s unaudited interim condensed financial statements as of and for the three months ended March 31, 2025, included in Exhibit 8 to AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2024.

Net Interest Income

Net interest income is interest income less interest expense.

Three Months Ended March 31, 2026 and 2025. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$167.3 million for the three months ended March 31, 2026 from US$217.5 million for the three months ended March 31, 2025.

Net Fee and Commission Income

Net fee and commission income mainly consists of (i) investment operations fee income, which consists primarily of loan and guarantee fees charged to borrowers, and (ii) administration fees due to AIIB, including fees paid to AIIB for services as administrator of the Multilateral Cooperation Center for Development Finance and as implementing partner, technical partner or similar for other multilateral partnership facilities, less (iii) co-financing service fees paid in respect of co-financing arrangements.

Three Months Ended March 31, 2026 and 2025. AIIB’s net fee and commission income increased to US$12.0 million for the three months ended March 31, 2026 from US$10.4 million for the three months ended March 31, 2025, mainly as a result of an increase in investment operations fee income resulting from higher loan and guarantee volumes. Investment operations fee income increased to US$12.5 million for the three months ended March 31, 2026 from US$10.6 million for the three months ended March 31, 2025.

Net Gain on Financial Instruments Measured at Fair Value and Foreign Exchange

Net gain on financial instruments measured at fair value and foreign exchange consists of (i) net gain or loss on financial instruments measured at fair value through profit or loss and (ii) net foreign exchange gain or loss. Several of the Bank’s financial assets and liabilities are measured at fair value, and movements in market variables, including interest rates, credit spreads and foreign exchange rates, may result in volatility in this line item from period to period.

Net gain or loss on financial instruments measured at fair value through profit or loss reflects the change in fair value of (i) AIIB’s investments in debt securities managed in the Bank’s treasury investments portfolio, including bond investments, commercial paper and certificates of deposit, that are measured at fair value through profit or loss; (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investments portfolio; (iii) AIIB’s investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; (iv) a fixed-income portfolio managed by an external asset manager the primary objective of which is to develop climate bond markets in Asia, and other debt securities for infrastructure and development purposes, which are managed in the Bank’s investment operations portfolio; (v) AIIB’s investments in money market funds; (vi) AIIB’s own borrowings; and (vii) derivatives associated with each of AIIB’s borrowings, investment operations and treasury investments.

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss.

Three Months Ended March 31, 2026 and 2025. AIIB’s net gain on financial instruments measured at fair value and foreign exchange decreased to US$127.9 million for the three months ended March 31, 2026 from US$176.5 million for the three months ended March 31, 2025, as a result of a net foreign exchange loss of US$126.8 million for the three months ended March 31, 2026 compared to a net foreign exchange gain of US$252.5 million for the three months ended March 31, 2025 and a net gain on financial instruments measured at fair value through profit or loss of US$254.7 million for the three months ended March 31, 2026 compared to a net loss on financial instruments measured at fair value through profit or loss of US$76.0 million for the three months ended March 31, 2025.

The net foreign exchange loss for the three months ended March 31, 2026 was mainly due to foreign exchange losses on the Bank’s portfolio of local currency-denominated loans due to the depreciation of the euro, Japanese yen and Indian rupee against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of local currency-denominated loans. The net foreign exchange gain for the three months ended March 31, 2025 was mainly due to foreign exchange gains on the Bank’s portfolio of local currency-denominated loans mainly due to the depreciation of the U.S. dollar against the euro, Russian ruble (“RUB”), and Japanese yen.

The Bank uses derivatives to hedge foreign currency exposures arising mainly from its borrowing and lending activities; therefore, foreign exchange gains or losses may be partially offset by losses or gains on related derivatives.

The net gain on financial instruments measured at fair value through profit or loss for the three months ended March 31, 2026 was mainly due to net gains on (i) derivatives AIIB has entered into to hedge its investments operations and treasury investments portfolio; (ii) debt securities managed in the Bank’s treasury investment portfolio, including bond investments and commercial paper; (iii) AIIB’s investments with equity participation; and (iv)

portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which was offset in part by fair value losses on AIIB’s borrowings, determined on a net basis including fair value gains on those borrowings and fair value losses on the derivatives entered into to hedge those borrowings and debt securities for infrastructure and development purposes managed in the Bank’s investment operations portfolio.

The net loss on financial instruments measured at fair value through profit or loss for the three months ended March 31, 2025 was mainly due to net losses on the derivatives AIIB has entered into to hedge its investments operations and treasury investments portfolio, as well as fair value losses on AIIB’s own borrowings, determined on a net basis including fair value losses on those borrowings and fair value gains on the derivatives entered into to hedge those borrowings. These losses were partially offset by net gains on AIIB’s investments in (i) debt securities, including bond investments of high credit quality and high credit quality certificates of deposit and commercial paper, (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, (iii) investments with equity participation and (iv) money market funds.

Net Gain or Loss on Financial Instruments Measured at Amortized Cost

Net gain or loss on financial instruments measured at amortized cost reflects the change in amortized cost of (i) the Bank’s treasury investments measured at amortized cost, which include investments in a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, as well as (ii) investments in the Bank’s investment operations portfolio that are measured at amortized cost, which include investments in a fixed-income portfolio that comprises, among others, Asian infrastructure-related bonds and other investments in debt securities through private placements.

Three Months Ended March 31, 2026 and 2025. AIIB had a net gain on financial instruments measured at amortized cost of US$0.5 million for the three months ended March 31, 2026 and a net loss of US$4.6 million for the three months ended March 31, 2025. The net gain for the three months ended March 31, 2026 mainly resulted from derecognition of certain debt securities in the investment operations portfolio. The net loss for the three months ended March 31, 2025 mainly resulted from the disposal of certain bonds in the fixed-income portfolio that comprises, among others, Asian infrastructure-related bonds.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments and issued guarantees. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Three Months Ended March 31, 2026 and 2025. AIIB recognized an impairment provision of US$0.8 million for the three months ended March 31, 2026, compared to an impairment provision of US$1.3 million that was recognized for the three months ended March 31, 2025. The impairment provision recognized for the three months ended March 31, 2026 was mainly due to an increase in ECL allowance with respect to sovereign-backed loans due to heightened credit risks from evolving geopolitical uncertainties, which was largely offset by a reduction in ECL allowance with respect to non-sovereign-backed loans, mainly due to continued repayments. The impairment provision recognized for the three months ended March 31, 2025 was mainly due to an increase in the ECL allowance with respect to certain non-sovereign-backed loans, partially offset by a lower ECL allowance with respect to certain sovereign-backed loans, due to rating improvements of certain sovereign obligors, and AIIB’s sale in February 2025 of a credit-impaired bond.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans; (ii) professional service expenses; (iii) IT services; (iv) issuance cost for borrowings; (v) facilities and administration expenses; (vi) travel expenses; and (vii) other expenses.

Three Months Ended March 31, 2026 and 2025. AIIB’s general and administrative expenses increased to US$73.6 million for the three months ended March 31, 2026 from US$62.6 million for the three months ended March 31, 2025, mainly due to increases in staff costs, professional service expenses and IT services. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$42.7 million for the three months ended March 31, 2026 from US$36.1 million for the three months ended March 31, 2025, professional services expenses increased to US$10.8 million for the three months ended March 31, 2026 from US$9.3 million for the three months ended March 31, 2025, and IT services increased to US$6.1 million for the three months ended March 31, 2026 from US$4.9 million for the three months ended March 31, 2025.

Operating Profit

Three Months Ended March 31, 2026 and 2025. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$233.4 million for the three months ended March 31, 2026 from US$335.9 million for the three months ended March 31, 2025.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Three Months Ended March 31, 2026 and 2025. AIIB’s accretion of paid-in capital receivables was US$0.1 million for the three months ended March 31, 2026 and the three months ended March 31, 2025.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Three Months Ended March 31, 2026 and 2025. AIIB experienced an unrealized gain on borrowings arising from changes in AIIB’s own credit risk of US$67.5 million for the three months ended March 31, 2026, compared to an unrealized loss of US$43.9 million for the three months ended March 31, 2025. The unrealized gain on borrowings for the three months ended March 31, 2026 was mainly the result of the widening of the Bank’s U.S. dollar credit spread against the relevant benchmark discount curve and the unrealized loss on borrowings for the three months ended March 31, 2025 was mainly the result of tightening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar discount curve.

Total Comprehensive Income

Three Months Ended March 31, 2026 and 2025. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$300.9 million for the three months ended March 31, 2026 from US$292.1 million for the three months ended March 31, 2025.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost; (ii) investments at fair value through profit or loss managed in the Bank’s treasury investment and investment operations portfolios; (iii) debt securities at amortized cost managed in the Bank’s treasury investment and investment operations portfolios; (iv) term deposits with initial maturities of more than three months; (v) cash and cash equivalents; (vi) derivative assets; (vii) other assets, including cash collateral receivable and receivable for unsettled trades (which are ordinary-course trades executed but not settled in advance of the reporting date); and (viii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) debt securities of high credit quality, such as bonds, certificates of deposit and commercial paper, which are mostly actively managed in the Bank’s treasury investment portfolio; (ii) investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio; (iii) investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; and (iv) a fixed-income portfolio managed in the Bank’s investment operations portfolio by an external asset manager the primary objective of which is to develop climate bond markets in Asia and securities for infrastructure and development purposes in the Bank’s investment operations portfolio. Debt securities at amortized cost consist of (i) the Bank’s treasury investments measured at amortized cost, which include investments in a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, as well as (ii) debt securities in the Bank’s investment operations portfolio that are measured at amortized cost, which include investments in a fixed-income portfolio that comprises, among others, Asian infrastructure-related bonds and other investments in debt securities through private placements. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less; (ii) demand deposits; and (iii) money market funds. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of March 31, 2026 and December 31, 2025. As of March 31, 2026, AIIB’s total assets were US$68,382.0 million, compared to total assets of US$64,660.0 million as of December 31, 2025. This increase resulted mainly from (i) an increase of US$2,183.8 million in term deposits with initial maturities of more than three months; (ii) an increase of US$1,618.7 million in investments measured at fair value through profit or loss, including an increase of US$1,438.6 million in investments at fair value through profit or loss managed in the Bank’s treasury investments portfolio and an increase of US$180.1 million in investments at fair value through profit or loss managed in the Bank’s investment operations portfolio; and (iii) an increase of US$510.0 million in loan investments at amortized cost. The increase was partially offset by (i) a decrease of US$274.9 million in derivative assets; (ii) a decrease of US$148.4 million in cash and cash equivalents; (iii) a decrease of US$80.0 million in debt securities at amortized cost managed in the Bank’s investment operations portfolio; (iv) a decrease of US$41.4 million in other assets, mainly resulting from decreases in receivable for unsettled trades and reverse repurchase agreements partially offset by an increase in cash collateral receivable; and (v) a decrease of US$38.8 million in debt securities at amortized cost managed in the Bank’s treasury investments portfolio.

Liabilities

Total liabilities mainly consist of (i) borrowings; (ii) derivative liabilities; and (iii) other liabilities, such as cash collateral payable, payable for unsettled trades, deferred interest, accrued expenses, staff cost payable, financial guarantee liabilities, ECL provision for commitment of loan and debt, and bank overdrafts.

As of March 31, 2026 and December 31, 2025. As of March 31, 2026, AIIB’s total liabilities were US$44,502.9 million, compared to total liabilities of US$41,081.8 million as of December 31, 2025. This increase resulted primarily from (i) an increase of US$3,618.3 million in borrowings (see “–Income Statement–Interest Expense”) and (ii) an increase of US$198.5 million in derivative liabilities, offset in part by a decrease of US$395.8 million in other liabilities mainly associated with cash collateral payable, bank overdrafts and accrued expenses.

Members’ Equity

Members’ equity consists of (i) paid-in capital; (ii) retained earnings; (iii) reserves for unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk; and (iv) reserves for accretion of paid-in capital receivables.

As of March 31, 2026 and December 31, 2025. As of March 31, 2026, AIIB’s total members’ equity was US$23,879.2 million, compared to total members’ equity of US$23,578.2 million as of December 31, 2025. This increase mainly resulted from an increase of US$233.4 million in retained earnings, and a decrease of US$67.5 million in reserves for unrealized loss on borrowings measured at fair value arising from changes in AIIB’s own credit risk.

Asset Quality

As of March 31, 2026, no AIIB assets were categorized as overdue or written off, except for (i) one bond investment measured at amortized cost that was assessed as credit impaired with a carrying amount of less than US$0.1 million (net of the associated ECL allowance); and (ii) US$204.2 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

AIIB Response to the War in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. As of April 30, 2026, AIIB’s exposure to Russia and to the RUB, including through its financing activities, borrowings and governance and administration, was limited, consisting of the following:

•	Financing activities. The Bank had no loans outstanding to borrowers in Russia, and no exposure to Russia through its investments in funds.

•	Borrowings. AIIB had no outstanding bonds denominated in RUB.

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Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors was a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual was not a subject of sanctions imposed by any jurisdiction.

As of April 30, 2026, AIIB did not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.